Exhibit 2.1

AGREEMENT

FOR

PURCHASE AND SALE OF ASSETS

dated

September 29, 2003

by and between

Sound Advantage, LLC,

a California limited liability company

and

Applied Voice & Speech Technologies, Inc.,

a Delaware corporation

and

Captaris, Inc.,

a Washington corporation

	5.4	Expenses	13
	5.5	Employees	13

Section 6.	Miscellaneous Provisions		13
	6.1	Entire Agreement	13
	6.2	Governing Law	13
	6.3	Attorneys’ Fees	13
	6.4	Assignment	13
	6.5	Notices	14
	6.6	No Third-Party Beneficiaries	14
	6.7	Joint and Several Liability	14

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Preliminary Purchase Price Allocation
Exhibit C-1	License Agreement
Exhibit C-2	OEM License Agreement
Exhibit C-3	Transition Services Agreement
Exhibit D	Product Description
Exhibit E-1	Bill of Sale
Exhibit E-2	Assignment and Assumption Agreement
Exhibit E-3	Trademark Assignment

AGREEMENT FOR PURCHASE AND SALE OF ASSETS

This AGREEMENT FOR PURCHASE AND SALE OF ASSETS (this “Agreement”) is made as of the 29th day of September 2003 (the “Closing Date”) by and among Sound Advantage, LLC, a California limited liability company (“Purchaser”), Applied Voice & Speech Technologies, Inc., a Delaware corporation (“AVST”), and Captaris, Inc., a Washington corporation (“Seller”). Capitalized terms used but not defined in the body hereof shall have the meanings set forth in Exhibit A.

RECITALS

A. Purchaser and Seller have signed that certain Letter of Intent (“LOI”), dated August 29, 2003, with respect to the sale by Seller of all or substantially all of the assets related to Seller’s operations to design, produce, market, distribute, sell, license or otherwise transfer, service and support the Products (the “Business”) and Purchaser has deposited $2,500,000 (the “Escrow Payment”) into an escrow account (the “Escrow Account”) pursuant to that certain Escrow Agreement among Seller, Purchaser and Wells Fargo Bank, National Association, dated September 5, 2003.

B. Purchaser and certain of its members own 100% of the outstanding stock of AVST.

C. Upon the terms and subject to the conditions set forth in this Agreement, AVST, as designee of the Purchaser, desires to acquire from the Seller, and the Seller deems it advisable to sell to AVST, all of Seller’s right, title and interest in and to the Purchased Assets (as defined below).

AGREEMENT

The parties agree as follows:

Section 1. Purchase and Sale.

1.1 Purchased Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall sell and assign to AVST, as designee of the Purchaser, and AVST, as designee of the Purchaser, shall purchase and acquire from Seller, Seller’s right, title and interest in and to all assets specified on the attached Schedule 1.1 (as updated pursuant to Section 5.3) (the “Purchased Assets”). Seller and Purchaser expressly understand and agree that Seller is not transferring to AVST, as designee of the Purchaser, any assets other than the Purchased Assets. The Purchased Assets do not include, without limitation, (a) Seller’s cash, bank deposits or similar cash and cash equivalent items existing as of the close of business on the Closing Date, (b) Seller’s accounts receivable existing as of the close of business on the Closing Date, or (c) the Excluded Software.

1.2 Assumed Liabilities. On the Closing Date, AVST shall assume the following commitments, obligations and liabilities (the “Assumed Liabilities”):

(a) all commitments, obligations and liabilities relating to the conduct of the Business from and after the Closing Date of any kind, character or description, including, without limitation, all liability relating to the Bell South, Avaya and other claims generally described on Schedules 2.4 and 2.10 for acts and omissions occurring after the Closing Date; provided, however, Purchaser does not assume by this Agreement any liability for any act or omission by Seller or a predecessor-in-interest occurring on or before the Closing Date; and

(b) Seller’s obligations to customers, including, without limitation, distributors, resellers, original equipment manufacturers, and end users, after the Closing Date arising from the Contracts or from the sale or license of the Products on or prior to the Closing Date, but not including any liability, obligation or commitment of Seller for any breach thereof by Seller or a predecessor-in-interest.

1.3 Excluded Liabilities. Except for the Assumed Liabilities, all liabilities, obligations and commitments of Seller other than the Assumed Liabilities (“Excluded Liabilities”) shall be retained by Seller. Excluded Liabilities shall include, without limitation, the following:

(a) any liability arising out of or relating to the Products to the extent manufactured or sold prior to the Closing Date other than any Assumed Liability;

(b) any liability under any Contract assumed by Purchaser pursuant to Section 2.8 that is asserted after the Closing Date to the extent that such liability arises out of or relates to any breach that occurred prior to the Closing Date;

(c) (i) any Taxes arising as a result of Seller’s operation of its business or ownership of the Purchased Assets prior to the Closing Date, and (ii) any deferred Taxes of any nature arising as a result of Seller’s operation of its business or ownership of the Purchased Assets prior to the Closing Date shall remain the exclusive liabilities, obligations and commitments of Seller;

(d) any liability under any Contract not assumed by Purchaser under this Agreement, including any liability arising out of or relating to Seller’s credit facilities or any security interest related thereto;

(e) any environmental, health and safety liabilities arising out of or relating to the operation of the Business or Seller’s leasing, ownership or operation of real property that arises prior to the Closing Date;

(f) any liability arising prior to the Closing Date under the employee plans of Seller or relating to payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for Seller’s employees or former employees or both arising prior to the Closing Date;

(g) any liability arising prior to the Closing Date under any employment, severance, retention or termination agreement with any employee of Seller;

(h) any liability arising out of any litigation or other proceeding pending as of the Closing Date, except to the extent included in the Assumed Liabilities;

(i) any liability arising out of any litigation or other proceeding commenced after the Closing Date solely to the extent that such liability is arising out of or relating to any act or omission of Seller prior to the Closing Date; and

(j) any liability of Seller based upon Seller’s acts or omissions occurring after the Closing Date.

1.4 Consideration for Purchased Assets. On the terms and subject to the conditions of this Agreement, as consideration for the sale and assignment of the Purchased Assets to AVST, as designee of the Purchaser (the “Purchase Price”):

(a) AVST, as designee of the Purchaser, shall, as of the Closing Date, assume and pay, perform or otherwise discharge, all of the Assumed Liabilities;

(b) Purchaser shall deliver, or cause to be delivered, the Escrow Payment to Seller from the Escrow Account on the Closing Date, which amount shall include all escrowed funds and accrued interest described in the Escrow Agreement;

(c) Purchaser shall pay to Seller such additional post-closing payments as may be required by Section 1.5; and

(d) Purchaser shall, on the Closing Date, cause to be issued to Seller or its designee 700,000 shares of common stock of AVST free and clear of any and all Encumbrances (the “Acquisition Shares”).

1.5 Post Closing Additional Payments.

(a) The payment of each Post Closing Additional Payment is based upon the assumption that the Net Revenues for the following applicable period shall be as follows:

Calendar Year Ending December 31,	Projected Net Revenues
2004	$12,200,000
2005	$13,400,000
2006	$14,700,000

(b) The maximum additional Post Closing Additional Payment for each of the three (3) full calendar years ending after the Closing Date (each, a “Period”), commencing with the Period ending on December 31, 2004, and ending with the Period ending on December 31, 2006, shall be equal to $1,000,000. Such amount will be adjusted downward pursuant to Section 1.5(c) below should the Net Revenues be below the Projected Net Revenues as listed in Section 1.5(a) above for the specified Period.

(c) To the extent that the Net Revenues are below the Projected Net Revenues for a specified Period as listed in Section 1.5(a) above, then the Post Closing Additional Payment for the specified Period shall be calculated as follows:

(i) If the Net Revenues for the specified Period are less than 90% of the Projected Net Revenues per Section 1.5(a) above for the specified Period, then no Post Closing Additional Payment shall be due for that specified period;

(ii) To the extent that the Net Revenues for the specified Period are between 90% and 100% of the Projected Net Revenues per Section 1.5(a) above for the specified Period, then the Post Closing Additional Payment shall be calculated by multiplying the full $1,000,000 Post Closing Additional Payment for the specified Period by the ratio of:

Net Revenues less 90% of Projected Net Revenues per Section 1.5(a) above divided by

Projected Net Revenues less 90% of Projected Net Revenues per Section 1.5(a) above.

As an example, if Net Revenues for calendar year 2004 equal $11,590,000, which is 95% of the Projected Net Revenues for such Period, then the applicable Post Closing Additional Payment shall be $500,000 which is calculated as follows $1,000,000 x [($11,590,000-$10,980,000) / ($12,200,000 – – $10,980,000)] = $500,000.

(d) In no event shall Purchaser be obligated to pay Seller additional payments pursuant to this Section such that the aggregate amount of all such payments would exceed three million dollars ($3,000,000).

(e) The Post Closing Additional Payment for each Period as outlined in Section 1.5(b) above shall be made by Purchaser within 60 days following the last day of each Period. Concurrently with each payment, Purchaser shall provide Seller with a certificate, signed by its Chief Financial Officer, showing the computation of Net Revenues for the Period and the amount of such payment.

(f) Upon three business days notice, Seller shall have the right to audit any of AVST’s and/or Purchaser’s books of account, documents, records, papers and files relating to the payments under this Section 1.5. If Seller has any objections to the computations, Seller shall deliver detailed statements describing its objections to Purchaser within 30 days after such audit. The parties shall use their reasonable efforts to resolve any such Seller’s objections. If within 20 days after Purchaser has received a statement of objections, the parties do not obtain final resolution of such matter, the dispute shall be referred to KPMG or another national public accounting firm acceptable to both parties (the “Accountants”). The parties shall cooperate in good faith with the Accountants. The Accountants’ determination of such payment shall be binding upon all parties. The fees and expenses of the Accountants for such determination shall be paid by the parties in inverse proportion to the degree to which the Accountants accept the respective positions of the parties.

(g) In the event of a Liquidity Event at any time prior to December 31, 2006, Purchaser shall pay to Seller, at the closing of such Liquidity Event, $1,000,000 for each full and partial Period in which Seller is eligible to receive Post Closing Additional Payments after the closing of the Liquidity Event; provided, that Seller shall not be entitled to receive the $1,000,000 payment for the Period in which the Liquidity Event occurs if upon the closing of such Liquidity Event, the Projected Annualized Revenues for the calendar year in which such Liquidity Event closes are less than the amount calculated by multiplying the Applicable Percentage for the calendar quarter in which the closing occurs (as set forth below) by Projected Net Revenues. “Projected Annualized Revenues” shall be calculated by multiplying by 360 the result obtained by dividing total Net Revenues achieved from the first day of the Period in which the closing of the Liquidity Event occurs through the day of such closing, by the number of days in such period.

Calendar Quarter in which the Liquidity Event Closes	Applicable Percentage of Net Revenues
Q1	65%
Q2	70%
Q3	75%
Q4	80%

As an example, if a Liquidity Event closes in Q2 2005 on May 15, 2005, and on such date, the total Net Revenues from January 1, 2005 to and including May 15, 2005 equal $7,000,000, then the Annualized Projected Revenues for the Period would equal $18,666,720 [360 x $51,852 [7,000,000/135]]. The Applicable Percentage of Net Revenues for such Period would equal $9,380,000 [70.0% x $13,400,000]. Because the Projected Annualized Revenues in the amount of $18,666,720 exceed the Applicable Percentage of Net Revenues for Q2 2005 of $9,380,000, Purchaser would pay to Seller $1,000,000 for the current Period along with the $1,000,000 payment for the subsequent Period. In the foregoing example, if Projected Annualized Revenues for the Period would have been less than $9,380,000, Purchaser would pay Seller $1,000,000 for the 2006 Period, but Seller would not be obligated under this Section 1.5(g) to pay $1,000,000 for the 2005 Period.

1.6 Purchase Price Allocation. Within five (5) days after the Closing Date, Seller will provide to Purchaser a preliminary allocation of the Purchase Price among the Purchased Assets. On or before November 30, 2003, the final allocation shall be prepared by Purchaser in a manner consistent with the preliminary allocation. Seller and Purchaser each agree to timely file federal tax Form 8594 and otherwise report the sale of the Purchased Assets for Tax purposes in accordance with such final allocation. Purchaser shall pay all sales, use and similar taxes arising from the purchase and sale of the Purchased Assets under this Agreement.

Section 2. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that the statements contained in this Section 2 are true, correct and complete as of the date hereof.

2.1 Authority. Seller has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations under this Agreement and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary action. This Agreement, when executed and delivered by Seller, shall constitute a valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, relief of debtors, other laws relating to or affecting enforcement of creditors’ rights and rules of law governing specific performance, injunctive relief or other equitable remedies.

2.2 No Violations. Assuming receipt of the consents set forth on Schedule 2.3, the transactions contemplated hereby shall not result in (a) a breach or default under, or create a right of termination or acceleration under, any material agreement, instrument or arrangement by which Seller is bound, (b) a violation of any judgment, order or decree by which Seller or the Business is affected, or (c) an Encumbrance on any Purchased Asset.

2.3 Consents and Approvals. Schedule 2.3 sets forth all material consents of governmental authorities and third parties related to consummation of the transactions contemplated by this Agreement by Seller.

2.4 Litigation. Except as set forth on Schedule 2.4, neither the Business nor any of the Purchased Assets is subject to any outstanding judgment, order, decree or any pending or, to Seller’s knowledge, threatened, action, claim, litigation, proceeding, investigation, or other dispute.

2.5 Financial Statements. Seller has furnished to Purchaser the unaudited financial statements of the Business as of August 31, 2003 (collectively, the “Financial Statements”), attached as Schedule 2.5, together with all work papers relating to the Financial Statements. The Financial Statements present fairly the financial condition of the Business in all material respects as of the dates and for the periods covered. The statements of operations included in the Financial Statements do not contain any material items of special or non-recurring income or other income not earned in the ordinary course except as expressly specified therein.

2.6 Absence of Certain Changes or Events. Except as set forth on Schedule 2.6, since the date of the balance sheet in the Financial Statements, the Business has been conducted only in the ordinary course of business consistent with past practice, no Material Adverse Change has occurred and Seller has not (a) increased the compensation or benefits or agreed to pay any bonus to any of the Business Employees (as defined in Section 5.5) who are officers, directors or senior managers; (b) amended, terminated or allowed to expire any Contract included in the Purchased Assets; (c) suffered material damage or loss to any of the Purchased Assets, or (d) made any material change in the manner of conducting the Business or changed its method of accounting or accounting practices with respect to the Business.

2.7 Properties. Seller has good and marketable title to, or a valid leasehold interest in or license to use, all of the property included in the Purchased Assets, in each case free and clear of all Encumbrances except as set forth in the attached disclosure Schedules. The Purchased Assets comprise all properties and assets reasonably necessary for the conduct of the Business.

2.8 Contracts. Schedule 2.8 sets forth all contracts included in the Purchased Assets. All of the contracts included in the Purchased Assets (“Contracts”) are legal, valid and binding obligations of Seller and in full force and effect, and there is no default or breach by Seller or, to Seller’s knowledge, the other party, with respect to any Contract. There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Seller under current or completed Contracts with any Person having the contractual or statutory right to demand or require such renegotiations and no such Person has made written demand to Seller for such renegotiations.

2.9 Relationships. To Seller’s knowledge, there are no material outstanding disputes with any suppliers, customers, resellers or partners of the Business. Since January 1, 2003, except as set forth on Schedule 2.9, the Seller has not engaged in any transactions in connection with the Business either with itself or its affiliates.

2.10 Intellectual Property.

(a) Schedule 2.10 sets forth a list of all the Software and Trademarks included in the Purchased Assets (collectively, “IP Assets”).

(b) Seller is the owner of all right, title and interest in and to each of the IP Assets, free and clear of all Encumbrances, and has the right to use without payment to a Third Party all of the IP Assets, other than as set forth in Schedule 2.10.

(c) Except as set forth in Schedule 2.10, all former and current employees and contractors of Seller who contributed to the development of any IP Assets have executed written contracts with Seller that assign to Seller all rights to any inventions, improvements, discoveries or works of authorship included in the IP Assets, except to the extent such items have vested in Seller by operation of law.

(d) Seller has taken all reasonable precautions to protect the secrecy, confidentiality and value of all trade secrets associated with and included in the IP Assets (including the enforcement by Seller of a policy requiring each employee or contractor who has access to such trade secrets to execute proprietary information and confidentiality agreements, and all current and former employees and contractors of Seller who have had access to such trade secrets have executed such an agreement).

(e) Except as set forth on Schedule 2.10, the Seller’s use of the IP Assets and its manufacture, use and sale of the Products prior to the Closing Date does not infringe upon or misappropriate any trade secret rights or copyrights of any third party, or, to the knowledge of Seller, any other Intellectual Property Rights, and Seller has not received written notice from anythird party alleging that the IP Assets infringe upon or misappropriate any Intellectual Property Rights of any third party.

2.11 Employment Matters. With respect to each of the Business Employees, Schedule 2.11 sets forth a complete and accurate list of the name, age, location of employment, length of service, current annual rates of salary of and other compensation payments due, and citizenship and U.S. visa status, if not a U.S. citizen and whether such employee is on long term disability leave, extended absence or receiving workers’ compensation benefits. Schedule 2.11 also sets forth a list of all existing employment, consulting contracts and severance arrangements in effect with respect to the Business Employees. The Seller is not involved in any material disputes, or aware of any threats of a potential material dispute, relating to any Business Employee.

2.12 Employee Benefit Plans.

(a) Schedule 2.12 sets forth a complete and accurate list of all material employee benefit plans or arrangements for the benefit of any Business Employee, indicating the sponsor of such plan. Neither Seller nor any of its affiliates has failed to make any contribution to, or to make any payment under, any employee benefit plan that it was required to make with respect to the Business Employees pursuant to the terms of such employee benefit plan or pursuant to applicable Law that could result in any liability to Purchaser. Schedule 2.12 identifies as such any of Seller’s employee plans that is a “Multiemployer Plan” (as defined in Section 3(37) of ERISA).

(b) Seller has, at all times, complied, and currently complies, in all material respects with the applicable continuation requirements for its welfare benefit plans, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA” and (ii) any applicable state statutes mandating health insurance continuation coverage for employees.

(c) Except for the continuation coverage requirements of COBRA, Seller has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the employee plans.

2.13 Compliance with Laws.

(a) Except as set forth in Schedule 2.13, Seller is, and since January 1, 2000 has been, in compliance with all Laws, including, without limitation, environmental Laws, affecting the Purchased Assets or the operation of the Business except for such noncompliance as would not reasonably be expected to have a Material Adverse Change. Seller has not received, at any time since January 1, 2000, any written notice from any governmental body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law.

(b) Seller has obtained each governmental authorization necessary to permit Seller to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit Seller to own and use the Purchased Assets in the manner in which it currently owns and uses such assets except where such failure to obtain any such authorization or permit would not reasonably be expected to have a Material Adverse Change. Each of such governmental authorizations is valid and in full force and effect. Except as set forth in Schedule 2.13, Seller is, and at all times since January 1, 2000, has been, in full compliance with all of the terms and requirements of each such governmental authorization except where such failure to comply would not reasonably be expected to have a Material Adverse Change and, to Seller’s knowledge, no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any of Seller’s governmental authorization except where such violation or failure to comply would not reasonably be expected to have a Material Adverse Change.

2.14 Product Warranty. Each Product manufactured, sold, leased or delivered by Seller has been in material conformity with all applicable contractual commitments and all express warranties provided by Seller.

2.15 Inventories. All items included in the inventories of the Purchased Assets consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the balance sheet dated August 31, 2003.

2.16 No Undisclosed Liabilities. Except as set forth in Schedule 2.16, Seller has no liability with respect to the Purchased Assets where such liability could reasonably be expected to have a Material Adverse Change.

2.17 Securities Law Matters.

(a) Seller is acquiring the Acquisition Shares for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act.

(b) Seller confirms that Purchaser has made available to Seller and its representatives the opportunity to ask questions of the officers and management employees of Purchaser and to acquire such additional information about the business and financial condition of Purchaser as Seller has requested, and all such information has been received.

2.18 Disclosure Generally. Section 2 and the disclosures in the Schedules hereto do not contain any untrue statement of material fact or omit to state any material fact necessary in order to make any such representations, warranties or disclosures not misleading.

2.19 Limitation to Representations. Seller shall not be deemed to have made to Purchaser any representation or warranty other than as expressly set forth in this Section 2. Without limiting the generality of the foregoing, and notwithstanding any representations made with respect to Seller in any other documents (including, without limitation, any confidential information or private placement memorandum prepared and distributed by or on behalf of Seller or by any investment banker or other agent), Seller does not make any representation or warranty with respect to (a) any projections, models, estimates or budgets delivered to or made available to Purchaser with respect to the future revenues, expenses or expenditures or future results of operations of the Business, or (b) except as expressly covered by a representation and warranty contained in this Section 2, any other information or documents (financial or otherwise) made available to Purchaser with respect to the Purchased Assets or the operations or prospects of the Business.

Section 3. Representations and Warranties of Purchaser. Purchaser and AVST each hereby represents and warrants to Seller that the statements contained in this Section 3 are true, correct and complete as of the date hereof.

3.1 Authority. Each of Purchaser and AVST has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by each of Purchaser and AVST of this Agreement, the performance by Purchaser and AVST of their obligations under this Agreement and the consummation by Purchaser and AVST of the transactions contemplated by this Agreement have been duly authorized by all necessary action. This Agreement, when executed and delivered by Purchaser and AVST, shall constitute a valid and binding obligation of each of Purchaser and AVST, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, relief of debtors, other laws relating to or affecting enforcement of creditors’ rights and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.2 No Violations. The transactions contemplated hereby shall not result in (a) a breach or default under, or create a right of termination or acceleration under, any material agreement, instrument or arrangement by which Purchaser or AVST is bound, or (b) a violation of any judgment, order or decree by which Purchaser or AVST is affected.

3.3 Capitalization. The Acquisition Shares represent ten percent (10%) of the outstanding capital stock of AVST on the Closing Date, calculated on a fully diluted basis, assuming the exercise or conversion of all options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from AVST any of AVST’s securities. The Acquisition Shares have been duly authorized for issuance and, when issued and delivered by AVST, shall be validly issued and fully paid and nonassessable. It is not necessary in connection with the offer, issuance and delivery of the Acquisition Shares in the manner contemplated by this Agreement to register the Acquisition Shares under the Securities Act of 1933, as amended. and the rules and regulations thereunder. As long as Seller holds 25% or more of the Acquisition Shares, Seller shall be entitled to designate one person to serve as a non-voting observer on AVST’s Board of Directors.

Section 4. Closing Date Deliveries. On or before the Closing Date:

4.1 Seller Deliverables. Seller shall deliver to Purchaser:

(a) a Bill of Sale, Assignment and Assumption Agreement and Trademark Assignment attached hereto as Exhibits E-1, E-2 and E-3. respectively, reasonably acceptable to Purchaser, executed by Seller and dated the Closing Date transferring title to the Purchased Assets to AVST;

(b) the License Agreement and the OEM License Agreement executed by Seller and dated the Closing Date;

(c) the Transition Services Agreement executed by Seller and dated the Closing Date; and

(d) the written consent of BTC Seattle LLC to sublease the agreed upon space in Seller’s headquarters pursuant to a Sublease from Seller as sublessor and the written consents set forth on Schedule 2.3. The approximate size and number of parking spaces are set forth in the draft Sublease accompanying the consent.

4.2 Purchaser Deliverables. Purchaser shall deliver to Seller:

(a) the Cash Payment;

(b) certificates representing all of the Acquisition Shares, all in appropriate form and sufficient for transfer of all of the Acquisition Shares to Seller or its designee;

(c) the Transition Services Agreement executed by Seller and dated the Closing Date; and

(d) the License Agreement and the OEM License Agreement executed by Purchaser and dated the Closing Date.

Section 5. Post-Closing Covenants and Agreements

5.1 Indemnification Obligations

(a) Indemnification by Seller. Seller shall indemnify, defend, hold harmless, and reimburse on demand Purchaser and its representatives, for any Damages (including any Damages suffered after the end of any applicable survival period with respect to which claims have been made in writing prior to the expiration of the survival period) resulting from any breach by Seller of any representation, warranty, covenant or agreement of Seller contained herein or in any agreement contemplated hereby.

(b) Indemnification by Purchaser. Purchaser and AVST shall indemnify, defend, hold harmless, and reimburse on demand Seller and its representatives, for any Damages (including any Damages suffered after the end of any applicable survival period with respect to which claims have been made in writing prior to the expiration of the survival period) resulting from (i) the Assumed Liabilities, or (ii) any breach by Purchaser or AVST of any representation, warranty, covenant or agreement of Purchaser or AVST contained herein or in any agreement contemplated hereby.

(c) Survival; Basket; Cap. All representations and warranties made hereunder shall survive until June 30, 2005, except those representations and warranties set forth in Section 2.7, which shall survive forever. Any right of a party to indemnification for breach of representations or warranties under this Agreement, the License or the Transition Services Agreement (other than those representations and warranties set forth in Section 2.7) shall not apply until the aggregate of Damages totals $50,000, in which event such indemnity shall apply to all Damages; provided however, that the maximum liability of a party for breach of representations or warranties under this Agreement, the License or the Transition Services Agreement (other than those representations and warranties set forth in Section 2.7) shall not exceed the Purchase Price received in cash by Seller, any amounts payable pursuant to the post-closing additional payments pursuant to Section 1.5, and the fair market value of the Acquisition Shares on the Closing Date.

(d) Third Party Claims. In the event that either Seller or Purchaser (an “Indemnified Party”) desires to make a claim against the other party (an “Indemnifying Party”) under Section 5.1(a) or (b) above in connection with any action, suit, proceeding or demand at any time instituted against or made upon the Indemnified Party by any third party for which the Indemnified Party may seek indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim and of the Indemnified Party’s claim of indemnification with respect thereto. The Indemnifying Party shall have twenty (20) days after receipt of such notice to notify the Indemnified Party if it has elected to assume the defense of such Third Party Claim. If the Indemnifying Party elects to assume the defense of such Third Party Claim, the Indemnifying Party shall be entitled at its own expense to conduct and control the defense and settlement of such Third Party Claim through counsel of its own choosing, which counsel shall have no conflict of interest and otherwise be reasonably acceptable to the Indemnified Party; provided that the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its own expense. The Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party which shall not be unreasonably withheld or delayed; provided, however, that if the Indemnified Party withholds consent to a proposed settlement and such proposed settlement does not require any payment by the Indemnified Party or any other action or forbearance by the Indemnified Party, then the Indemnifying Party shall be relieved of its obligation to indemnify for the Loss pertaining to such Third Party Claim. If the Indemnifying Party fails to notify the Indemnified Party within twenty (20) days after receipt of the Indemnified Party’s notice of a Third Party Claim that the Indemnifying Party will assume the defense of the Third Party Claim, the Indemnified Party shall be entitled to assume the defense of such Third Party Claim at the expense of the Indemnifying Party; provided that if the Indemnified Party settles any Third Party Claim without the Indemnifying Party’s written consent the Indemnifying Party shall be relieved of its obligation to indemnify for such Loss (other than for costs of defense up to the date of such settlement).

5.2 Exclusive Rights and Remedies. The provisions of Section 5.1 shall constitute the exclusive rights and remedies of the parties for Damages.

5.3 Further Assurances. Each party agrees to execute, acknowledge and deliver any further deeds, assignments, conveyances and other documents (including, without limitation, the consents from third parties listed on Schedule 2.3 that have not yet been received by Seller) and instruments reasonably requested by the other party to effect the transactions contemplated by this Agreement. During the sixty (60) day period following the Closing Date, Seller and Purchaser will use commercially best efforts to complete the identification of the Purchased Assets and prepare a final version of Schedule 1.1. Any other Schedules that contain information from Schedule 1.1 will be conformed to the final version of Schedule 1.1. The preceding sixty (60) day period may be extended by mutual agreement of the parties. Further, upon request, each party shall reasonably cooperate with the other party in the defense and settlement of any claim described in Schedule 2.1 and 2.4 and any future similar claims, including, without limitation, providing non-privileged information, all at the expense of the requesting party. Each party shall, upon request, use its reasonable efforts to provide or obtain from any taxing authority any certificate or other document necessary to mitigate, reduce or eliminate any Taxes that otherwise would be imposed with respect to the transactions contemplated by this Agreement.

5.4 Expenses. Each of the parties shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, Purchaser shall, at its option, record the transfer of Intellectual Property hereunder, and, to the extent that the chain of title as of the Closing has not been properly recorded, Seller shall reimburse Purchaser for all costs and expenses in connection with all such recordings.

5.5 Employees. Purchaser shall offer employment to those of Seller’s full-time employees listed on Schedule 5.5 hereto (the “Business Employees”). Except as required otherwise by applicable Law, Purchaser shall have no liability on account of any Business Employee who does not accept such offer.

Section 6. Miscellaneous Provisions

6.1 Entire Agreement. This Agreement and the agreements referred to herein constitute the entire agreement among the parties and supersede all prior and contemporaneous agreements with regard to the subject matter hereof, including without limitation the LOI.

6.2 Governing Law. The construction and enforcement of this Agreement shall be governed by the Laws of the State of New York without regard to conflicts of laws principles thereof.

6.3 Attorneys’ Fees. In any action, claim, litigation, proceeding, investigation, or other dispute by either party concerning this Agreement, the substantially prevailing party shall recover from the other party reasonable attorneys’ fees, costs and expenses.

6.4 Assignment. No party may assign any right or interest under this Agreement (including by judicial process or operation of Law) without the prior written consent of the other parties.

6.5 Notices. Any notice, demand, offer, or other instrument required or permitted to be given pursuant to this Agreement shall be in writing signed by the party giving such notice and shall, to the extent reasonably practicable, be sent by facsimile, and if not reasonably practicable to send by facsimile, then by hand delivery, overnight courier, telegram or certified mail, to the other parties at the addresses set forth below:

if to Purchaser or AVST to:	if to Seller to:

Sound Advantage, LLC	Captaris, Inc.
27121 Towne Center Drive, Suite 210	10885 NE 4th Street
Foothill Ranch, CA 92610	Bellevue, WA 98004
Attn: Hardy Myers, President	Attention: Dan Campi
Fax: (949) 699-2301	Fax: (425) 455-6000

with copies to:	With copies to:

Thelen Reid & Priest LLP	Perkins Coie LLP
101 Second Street, Suite 1800	1201 Third Avenue, Suite 4000
San Francisco, CA 94105	Seattle, WA 98101
Attn: Rauer Meyer	Attention: Andrew Bor
Fax: (415) 371-1211	Fax: (206) 583-8500

Each party shall have the right to change the place to which notice shall be sent or delivered or to specify one additional address to which copies of notices may be sent, in either case by similar notice sent or delivered in like manner to the other parties. Without limiting any other means by which a party may be able to prove that a notice has been received by the other party, a notice shall be deemed to be duly received: (a) if sent by hand, overnight courier or telegram, the date when left at the address of the recipient; (b) if sent by certified mail, the date of the return receipt; or (c) if sent by facsimile, upon receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the recipient’s facsimile number.

6.6 No Third-Party Beneficiaries. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their permitted successors, any right, remedy or claim under or in respect of this Agreement.

6.7 Joint and Several Liability. The obligations and liabilities of Purchaser and AVST under this Agreement are joint and several.

[THIS SPACE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement for Purchase and Sale of Assets as of the Closing Date.

“PURCHASER”: SOUND ADVANTAGE, LLC, a California limited liability company		“SELLER”: CAPTARIS, INC., a Washington corporation

By:	/s/ William Hardy Myers	By:	/s/ David P. Anastasi

	William Hardy Myers President		David P. Anastasi President and CEO

“AVST”: APPLIED VOICE & SPEECH TECHNOLOGIES, INC. a Delaware corporation

By:	/s/ William Hardy Myers

William Hardy Myers President

Exhibit A

Certain Defined Terms

The following terms used in the Agreement shall have the following meanings:

“Business” has the meaning set forth in the Recitals.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Damages” shall mean any claim, demand, loss, liability, damage or expense, including, without limitation, interest, penalties and reasonable attorneys’, accountants’ and experts’ fees and costs of investigation and defense (including the reasonable cost of time spent by employees) incurred as a result thereof.

“Encumbrance” shall mean any claim, lien, pledge, option, security interest, restriction, encumbrance or other right of third parties, of any kind or nature.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Software” shall have the meaning set forth in Schedule 1.1 to this Agreement.

“GAAP” shall mean generally accepted accounting principles of the United States, consistently applied.

“Intellectual Property Rights” shall mean copyrights trademarks, patents, trade secrets, and all other intellectual property or proprietary rights.

“Laws” shall mean all applicable statutes, regulations, ordinances, orders, decrees, common law theories and reported decisions of any court, administrative agency or tribunal of any nation or political subdivision thereof.

“License Agreement” shall mean the License Agreement attached hereto as Exhibit C-1.

“Liquidity Event” shall mean the transfer, in a transaction or series of related transactions, of (i) a substantial portion of the Purchased Assets (as improved, enhanced or replaced), either alone or combined with any other assets, or (ii) the Business, either alone or combined with any other business, by asset sale (other than the sale of excess or obsolete furniture, fixtures and equipment or ordinary course sales of inventory), sale of membership interests, stock or other equity interests, merger or other business combination such that the holders of Purchaser’s voting power immediately before such Liquidity Event own, directly or indirectly, in the aggregate, less than 50% of the combined voting power of the equity interests of the acquiring entity following the closing of the Liquidity Event.

“material” shall mean, except as specified and used in the definition of Material Adverse Change, one or more related events, facts, agreements or amounts having a value, cost or liability, individually or in the aggregate, of $25,000 or more.

“Material Adverse Change” shall mean one or more events, occurrences or changes in circumstances that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchased Assets, Assumed Liabilities, condition, prospects or results of operations of the Business.

“Net Revenues” shall mean the amounts billed by Purchaser or AVST from the sale, license, distribution, provision or otherwise for (a) the Products (as improved, enhanced or replaced), (b) RightFax, IMD or any other software or product licensed from Seller (as improved, enhanced or replaced) and (c) any services (including support and maintenance) or other fees with respect to any of the foregoing (collectively, the “Revenue Items”), less the following items: normal and customary cash and trade discounts, credits for returns and allowances, insurance costs and transportation charges or allowances, if any, any sales or other excise taxes or duties imposed with respect to such sales, and selling commissions by resellers or trading agents, if any, all as determined in accordance with U.S. generally accepted accounting principles applied on a consistent basis in accordance with past practice. If any Revenue Item is sold, licensed, distributed or provided in combination with another product or service that is not a Revenue Item, the Net Revenue from such sale, license, distribution or provision shall be equitably allocated between the Revenue Item and such other components of the combination product or service.

“OEM License Agreement” shall mean the License Agreement attached hereto as Exhibit C-2.

“Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity.

“Products” shall mean Seller’s CallXpress lines of products as described in Exhibit D to this Agreement.

“Software” shall mean all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith described in Schedule 1.1, excluding the Excluded Software.

“Taxes” shall mean all taxes, charges, fees, levies, imposts, customs duties or other assessments imposed by and required to be paid to any governmental authority, including any interest, penalties, and fines with respect thereto, and any similar charges in the nature of a tax including unemployment and employment insurance payments and workers compensation premiums.

“Trademarks” shall mean the U.S. trademark registrations specified in Schedule 1.1 together with the trademarks and service marks covered by such registrations and all goodwill associated therewith.

“Transition Services Agreement” shall mean the Transition Services Agreement attached hereto as Exhibit C-3.

Exhibit B

Preliminary Purchase Price Allocation

[The Company will furnish a copy to the Commission upon request.]

Exhibit C-1

License Agreement

[The Company will furnish a copy to the Commission upon request.]

Exhibit C-2

OEM License Agreement

[The Company will furnish a copy to the Commission upon request.]

Exhibit C-3

Transition Services Agreement

[The Company will furnish a copy to the Commission upon request.]

Exhibit D

Product Description

CallXpress lines of products

Exhibit E-1

Bill of Sale

[The Company will furnish a copy to the Commission upon request.]

Exhibit E-2

Assignment and Assumption Agreement

[The Company will furnish a copy to the Commission upon request.]

Exhibit E-3

Trademark Assignment

[The Company will furnish a copy to the Commission upon request.]